                                                                      EXHIBIT 16

                      Schedule of Performance Quotation

Quotations of the Fund's total return will represent the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5, and 10 years, assuming reinvestment of any dividends and captial gains distributuions, and are calculated pursuant to the following:

                                          1/2
                             T = n (ERV/P)    - 1

(Where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the redeemable value at the end of the period of a $1,000 payment at the beginning of the period).